May 13, 2008

David Link

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verso Paper Corp. Registration Statement on Form S-1
(File No. 333-148201)

Dear Mr. Link:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Verso Paper Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration No. 333-148201 (the “Registration Statement”), be accelerated to 4:00 p.m., Eastern Daylight Savings Time, on Wednesday, May 14, 2008, or as soon as practical thereafter. This request amends and supersedes the request for acceleration with respect to the Registration Statement submitted on Thursday, May 8, 2008.

In connection with this request, the Company hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company also acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Peter H. Kesser

Peter H. Kesser

Vice President, Secretary, and General Counsel